AMENDMENT TO

                       AST RESEARCH, INC.
       1991 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS



     WHEREAS, the purpose of this Amendment is to increase by 250,000 shares the aggregate number of shares of Common Stock authorized for issuance under the AST Research, Inc. 1991 Stock Option Plan for Non-Employee Directors (the "Plan"), for an aggregate of 500,000 shares authorized for issuance under the Plan,

     NOW, THEREFORE, Section 6 of the Plan is hereby amended, subject to approval by the stockholders, to read as follows:

          "6. Stock. The stock subject to Options granted under the Plan shall be shares of the Corporation's authorized but unissued or reacquired Common Stock. The aggregate number of shares which may be issued under Options exercised under the Plan shall not exceed 500,000 shares. The number of shares subject to Options outstanding under the Plan at any time may not exceed the number of shares remaining available for issuance under the Plan. In the event that any outstanding Option under the Plan for any reason expires or is terminated, the shares allocable to the unexercised portion of such Option may again be subjected to an Option under the Plan. The limitations established by this Section 6 shall be subject to adjustment upon the occurrence of the events specified and in the manner provided in Section 9 hereof."

     The Plan shall remain in full force and effect, as hereby amended.